[redacted]

12010521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 29 2012 WASH., D.C.

SEC FILE NUMBER
8- 32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 Westwood Place, Suite 400
(No. and Street)

Brentwood	Tennessee	37027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darryl L. Edmonds — (615) 377-1177
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North Suite 2150	Nashville	Tennessee	37219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODY L. MANG STATE OF TENNESSEE NOTARY PUBLIC WILLIAMSON COUNTY My Commission Expires 11-07-2012

Signature

Secretary

Title

2-24-12

Notary Public

MY COMMISSION EXPIRES NOVEMBER 07, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of Cash Flows**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
A Tennessee Professional Corporation
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA
David B. von Dohlen, CPA
T. Keith Wilson, CPA

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCore Investments, Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 through 6 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 21, 2012

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2011

Assets

Cash	$	99,823
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		80,106
Due from parent company		15,438
Prepaid expenses		84,971
Total assets	$	330,338

Liabilities and Stockholder's Equity

Liabilities:		
Payable to registered representatives	$	104,618
Income taxes payable		14,127
Total liabilities		118,745
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		203,268
Total stockholder's equity		211,593
Total liabilities and stockholder's equity	$	330,338

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income

For the Year Ended December 31, 2011

Revenues:	
Commissions	$ 1,720,249
Interest and dividends	1,488
Total revenues	1,721,737
Operating expenses:	
Commission expense	1,079,720
Clearance fees	52,820
Salaries and benefits	353,914
Insurance	75,609
Interest expense	1,496
Professional fees	16,701
Communications and data processing	34,497
Taxes and licenses	9,682
Office expense	52,154
Total operating expenses	1,676,593
Income before provision for income taxes	45,144
Provision for income taxes	23,113
Net income	$ 22,031

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2010	$ 1,000	7,325	181,237	189,562
Net income	-	-	22,031	22,031
Balance at December 31, 2011	$ 1,000	7,325	203,268	211,593

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2011

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2011

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 22,031
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from fund companies and clearing organization	$ 25,484	
Increase in prepaid expenses	(13,972)	
Decrease in accounts payable	(130)	
Decrease in payable to registered representatives	(19,403)	
Increase in income taxes payable	4,919	
Total adjustments		(3,102)
Net cash provided by operating activities		18,929
Cash flows from investing activities:		
Increase in due from parent company	(15,438)	
Net cash used in investing activities		(15,438)
Cash flows from financing activities:		
Decrease in due to parent company	(32,619)	
Net cash used in financing activities		(32,619)
Net decrease in cash and cash equivalents		(29,128)
Cash and cash equivalents at beginning of year		128,951
Cash and cash equivalents at end of year		$ 99,823

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 1,899
Income taxes	$ 9,208

The accompanying notes are an integral part of these financial statements.

(1) Organization

TrustCore Investments, Inc. (the "Company") is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2011.

(b) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) Income Taxes

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis. The consolidated federal and state income tax returns associated with the Company's parent for 2011, 2010, 2009 and 2008 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(d) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies, Continued

(e) Advertising Costs

Advertising costs are expensed as incurred.

(f) Fair Value of Financial Instruments

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) Net Capital Requirements and Other Restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2011, the Company had net capital as defined of $102,834.

The Company maintains an agreement for clearing services with a clearing broker registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) Due From Parent Company

The advances of $15,438 at December 31, 2011 represent unsecured non-interest bearing advances made to its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) Related Party Transactions

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2011, were approximately $475,000. Included within the current year allocation associated with salaries and benefits is an amount of $103,385 that represents salaries of the parent company's directors. Current year advertising costs of $10,210, as allocated to the Company, were included in the expense category of office expense.

(5) Related Party Transactions, Continued

During the year ended December 31, 2005, the Company and its affiliates relocated their operations to a new expanded office facility. In conjunction with this move, the parent company entered into a sublease agreement for this office facility from August, 2005 through December, 2013. Lease payments under this agreement began on January, 2006 with the remaining required lease obligation payable as follows:

Year Ended December 31,	Amount
2012	$ 365,187
2013	372,491
	$ 737,678

In addition, on May 11, 2009, the parent company entered into a line of credit note agreement with a financial institution. Proceeds from the line of credit were used to pay off a previously existing promissory note with the same financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $1,000,000. Effective August 13, 2010, the line of credit note was renewed and established a revised principal amount of $500,000 against which the parent company may borrow. The maturity date of the line of credit agreement is December 1, 2012. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is unsecured. However, the parent company directors serve as guarantors of the obligation. As of December 31, 2011, the outstanding principal balance on the parent company's line of credit was $146,834. The effective interest rate at December 31, 2011 was 3.75%.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $73,321, associated with the sublease agreement was allocated to the Company during 2011, net of a related amount of $92,987 allocated to registered representatives, and is included within office expense. Interest of $1,496 associated with the promissory note and line of credit agreements, was allocated during 2011 and is reflected as interest expense.

(6) *Provision for Income Taxes*

The provision for income taxes at December 31, 2011 consists of the following:

Federal income tax provision	$ 18,493
State income tax provision	4,620
Total income tax provision	$ 23,113

This provision is derived from the current year taxable income from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates.

(7) *Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives*

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2011, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 80,106	104,618

(8) *Legal*

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2011, that were known to management.

(9) *Exemption of SEC Rule 15C3-3 Reserve Requirement*

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(10) *Subsequent Events*

Management has evaluated subsequent events through February 21, 2012, the date which the financial statements were available to be issued.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2011

Total stockholder's equity	$ 211,593
Deduct stockholder's equity not allowable for net capital	4,000
Total stockholder's equity qualified for net capital	207,593
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	4,337
Amount due from parent company	15,438
Prepaid expenses	84,971
Haircuts	13
Total nonallowable assets and haircuts	104,759
Net capital	102,834
Net capital required	50,000
Excess net capital	$ 52,834
Aggregate Indebtedness	
Aggregate indebtedness as included in the Statement of Financial Condition:	
Payable to registered representatives	$ 104,618
Income taxes payable	14,127
Total aggregate indebtedness	$ 118,745
Ratio of aggregate indebtedness to net capital	115.47%

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2011

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to Possession or
Control Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2011

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2011

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2011 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2011	$ 102,834

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2011

Not Applicable

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2011

None

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
A Tennessee Professional Corporation
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA
David B. von Dohlen, CPA
T. Keith Wilson, CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by TrustCore Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TrustCore Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TrustCore Investments, Inc.'s management is responsible for the TrustCore Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries dated July 26, 2011, September 19, 2011 and January 31, 2012 noting no differences, except as described on the accompanying schedule;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. No adjustments were reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 without any adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

February 21, 2012

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2011

Total revenue (for the year ended December 31, 2011)	$	1,721,737
Additions		-
Deductions		-
SIPC net operating revenues	$	1,721,737
General SIPC assessment for the year ended December 31, 2011	$	4,304

Less payments applied to the assessment (excluding interest):

Payment Date			Payment Amount		
July 26, 2011	(Form SIPC-6)	$	2,113	(a)	
September 19, 2011	(Form SIPC-6)		217	(a)	
January 31, 2012	(Form SIPC-7)		1,974		
					4,304
					$ -

(a) Initial payment made toward the 2011 SIPC-6 filing was for the same amount paid on the 2010 SIPC-7 filing that resulted in an underpayment of $217 associated with the 2011 SIPC-6 filing. Subsequently, on September 19, 2011, a payment of $217 was made in order to satisfy the 2011 SIPC-6 obligation. In accordance with the SIPC-6 instructions, item E. Interest on Assessments, if any part of an assessment has not been received 15 days after the due date (July 30, 2011), in addition to the amount of the unpaid assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment will be due. Based on the previously described instructions pertaining to underpayment of an assessment, an amount of $5 should have remitted as interest owed on the 2011 SIPC-6 filing (based on the date the September 19, 2011 payment actually cleared the Company's bank statement).

MAGGART & ASSOCIATES, P.C.

Certified Public Accountants

A Tennessee Professional Corporation

150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
James M. Lawson, CPA
M. Todd Maggart, CPA, ABV, CFF

Michael F. Murphy, CPA
P. Jason Ricciardi, CPA
David B. von Dohlen, CPA
T. Keith Wilson, CPA

February 21, 2012

To the Board of Directors
TrustCore Investments, Inc.
105 Westwood Place, Suite 400
Brentwood, TN 37027

We have audited the financial statements of TrustCore Investments, Inc. for the year ended December 31, 2011, and have issued our report thereon dated February 21, 2012. Professional standards require that we provide you with the following information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated November 8, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by TrustCore Investments, Inc. are described in Note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive disclosures affecting the financial statements were:

- Related party transactions as disclosed in Note 5 to the financial statements.

- Minimum capital requirements as disclosed in Note 3 to the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no difficulties in dealing with management in performing and completing our audit.

Significant Audit Findings, Continued

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has determined the effect of the unadjusted misstatement to decrease expense by $310 is immaterial to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 21, 2012.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

The information is intended solely for the use of the Board of Directors and management of TrustCore Investments, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Maggart & Associates, P.C.

Nashville, Tennessee

ATTACHMENT

TRUSTCORE INVESTMENTS, INC.

Financial Statements Effect - Amount of Overstatement (Understatement) of:

Description (Nature) of Audit Difference		Total Assets	Total Liabilities	Equity (Deficit)	Income (Loss) Before Income Taxes	Income Taxes Provision (Benefit)	Net Income (Loss)
Net Unadjusted Audit Differences - This Year	$	-	-	-	-	-	-
Effect of Net Unadjusted Audit Differences - Prior Year		-	-	310	460	150	310
Net Audit Differences	$	-	-	310	460	150	310
Financial Statement Caption Totals	$	330,338	118,745	211,593	45,144	23,113	22,031
Net Audit Differences as a % of Financial Statement Captions		0.000%	0.000%	0.147%	1.019%	0.649%	1.407%

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Table of Contents

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2011

(With Independent Auditor's Report Thereon)

MAGGART & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NASHVILLE, TENNESSEE